March 29, 2005


Mail Stop 0510

Via U.S. mail and facsimile

Mr. Michael Trepeta
Ace Marketing & Promotions, Inc.
457 Rockaway Avenue
Valley Stream, NY 11581

Re: 	Ace Marketing & Promotions, Inc.
Form 10-SB/A filed March 21, 2005
File No. 000-51160

Dear Mr. Trepeta:

      We have reviewed your response and your amended filing and have the following comments. Where indicated, we think you should revise your fling in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I, page 1
Item 1. Description of Business, page 1
Our Strategy, page 7

1. Please revise where you state that you have been in business for
"over seven years since March 1998." That appears to us to be seven years.

Possible Growth Through Acquisitions, page 9

2. We note your disclosure in the first full paragraph on page 10. Please expand your disclosure to briefly discuss the status of these acquisition negotiations. In addition, please discuss how you intend to finance an acquisition. For example, would you issue stock or incur debt?

Risk Factors, page 11
Our revenues depend on our relationships with capable independent sales..., page 13

3. We acknowledge your response to prior comment 5. Please expand your disclosure under this subheading to briefly discuss the non-exclusive relationship you have with your sales representatives. In this regard, we note that your sales representatives may sell products on behalf of your competitors.

Part II, page 34
Item 1.  Market Price and Dividends on the Registrant`s Common
Equity, page 34

4. We acknowledge your response to prior comment 43. Please disclose the information required by Item 201(a)(2)(i) of Regulation S-B with respect to your outstanding options. In this regard, please consider the applicability of Rule 701 under the Securities Act.

Report of Independent Registered Public Accounting Firm

5. Our records indicate that the name of the independent accounting firm has been omitted from this Report in the Form 10-SB/A filed
March 21, 2005.  Please revise accordingly.

*	*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

* your company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Donald Cavern, Staff Accountant, at (202)
942-
1925 or, in his absence, John Hartz, Senior Chief Accountant, at
(202) 942-1798 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 824-5612 or, in his absence, Lesli Sheppard, Senior Staff Attorney, at (202) 942-1887 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director


cc:	Mr. Steve Morse, Esq.
Lester Morse, P.C.
111 Great Neck Road
Great Neck, New York 11021
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Mr. Michael Trepeta
March 29, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE